SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

                               (Amendment No. 7)*
                                ----------------

              INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO
                   RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO 13d-2 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                         Harvest Natural Resources, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 a share
                         (Title of Class of Securities)

                                    41754V103

                                 (CUSIP Number)

                                December 31, 2010
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [X]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

                               (Page 1 of 6 Pages)
-----------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A                                             PAGE 2 OF 6
CUSIP No.  41754V103



     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Cumberland Associates LLC
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a)  [ ]
                                                               (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------
     (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
             New York
------------------------------------------------------------------------

NUMBER OF      (5)  SOLE VOTING POWER
                    1,722,096
SHARES         ---------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       ---------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    1,722,096
REPORTING      ---------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
------------------------------------------------------------------------
     (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
          1,722,096
------------------------------------------------------------------------
    (10)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (9) EXCLUDES CERTAIN SHARES                        [X]
          See Item 2(a)
------------------------------------------------------------------------
    (11)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (9)
            5.1%
------------------------------------------------------------------------
    (12)  TYPE OF REPORTING PERSON
            OO, IA
------------------------------------------------------------------------

Schedule 13G/A                                             PAGE 3 OF 6
CUSIP No.  41754V103



ITEM 1(a).  NAME OF ISSUER:
              Harvest Natural Resources, Inc. (the "Issuer")

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                      1177 Enclave Parkway, Suite 300
                             Houston, TX 77077

ITEM 2(a).  NAME OF PERSON FILING:
              This statement is being filed by Cumberland Associates LLC (the "Reporting Person").

              Cumberland Associates LLC is engaged in the business of managing, on a discretionary basis, three securities accounts (the "Accounts"), the principal one of which is Cumberland Partners. Gary G. Tynes, Andrew M. Wallach, Barry A. Konig, Jesse C. Chen and Robert J. Wall are the members (the "Members") of Cumberland Associates LLC. The number of shares beneficially owned by Cumberland Associates LLC set forth herein does not include 32,455 shares beneficially owned by one or more Members in individual personal accounts.

ITEM 2(b).  ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE: The
              address of the principal business and office of Cumberland Associates LLC and each of the Members is 767 Third Avenue, 39th Fl., New York, New York 10017.

ITEM 2(c).  CITIZENSHIP:
              Cumberland Associates LLC is a limited liability company organized under the laws of New York. Each of the Members is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
              Common Stock, par value $0.01 a share

ITEM 2(e).  CUSIP NUMBER:
              41754V103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under Section 15 of the Act

           (b) [ ] Bank as defined in Section 3(a)(6) of the Act

           (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                   Act

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940

Schedule 13G/A                                             PAGE 4 OF 6
CUSIP No.  41754V103


           (e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-
                   1(b)(1)(ii)(E)

           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

           (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

           (h) [ ] Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

           (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c),
         CHECK THIS BOX.                                           [ ]

ITEM 4.  OWNERSHIP.

     The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 33,838,025 shares of Common Stock outstanding as of November 2, 2010 as reported in the Issuer's Quarterly Report on Form 10Q for the fiscal quarter ending September 30, 2010.

          (a) Amount beneficially owned: 1,722,096
          (b) Percent of class: 5.1%
          (c)(i) Sole power to vote or direct the vote: 1,722,096
            (ii) Shared power to vote or direct the vote: 0
           (iii) Sole power to dispose or direct the disposition: 1,722,096
            (iv) Shared power to dispose or direct the disposition: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
          The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares held for each Account in accordance with their ownership interests in each such Account.

Schedule 13G/A                                             PAGE 5 OF 6
CUSIP No.  41754V103


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
            Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
            Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.
            Not applicable.

ITEM 10.  CERTIFICATION.

             By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G/A                                             PAGE 6 OF 6
CUSIP No.  41754V103


                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 7, 2011

                               CUMBERLAND ASSOCIATES LLC


                               By:  /s/ Gary G. Tynes
                               ---------------------------------
                               Name:   Gary G. Tynes
                               Title:  Managing Member/Chief
                                       Operating Officer/Chief Financial Officer